UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

OneDoor Studios Entertainment Properties LLC

(Exact name of issuer as specified in its charter)

Delaware	87-4069830
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4320 Modoc Road, Suite F

Santa Barbara, CA 98110

(Mailing Address of principal executive offices)

(805) 380-7731

Issuer’s telephone number, including area code

Item 3. Financial Statements

One Door Studios Entertainment Properties LLC

Unaudited Financial Statements

Periods Ended June 30, 2022 and December 31, 2021

OneDoor Studio Entertainment Properties LLC

BALANCE SHEETS

June 30, 2022 and December 31, 2021

(Unaudited)

	June 30, 2022			December 31, 2021
	Series Calculated Sequels	Unallocated	Consolidated	Unallocated	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$705,739	$-	$705,739	$-	$-
Total Current Assets	705,739	-	705,739	-	-

Other Assets
Motion Picture Option fees	66,325	-	66,325	-	-
Total Other Assets	66,325	-	66,325	-	-

Total Assets	$772,064	$-	$772,064	$-	$-

LIABILITIES AND MEMBER'S EQUITY
Current Liabilities
Due to Calculated Development	$175,416	$-	$175,416	$-	$-
Due to Member	66,325	-	66,325	-	-
Total Current Liabilities	241,741	-	241,741	-	-

Long-Term Liabilities	-	-	-		-
Total Liabilities	241,741	-	241,741	-	-

Member's Equity
Capital contributions advance	705,739	-	705,739	-	-
Retained earnings/ (Accumulated deficit)	(175,416)	-	(175,416)	-	-
Total Member's Equity	530,323	-	530,323	-	-

Total Liabilities and Member's Equity	$772,064	$-	$772,064	$-	$-

No Assurance Provided - Compilation Engagement Only

OneDoor Studio Entertainment Properties LLC

INCOME STATEMENTS

For the Periods Ended June 30, 2022 and December 31, 2021

(Unaudited)

	June 30, 2022			December 31, 2021
	Series Calculated Sequels	Unallocated	Consolidated	Unallocated	Consolidated
Revenues	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-
Gross Profit	-	-	-	-	-

Operating Expenses
General and administrative	20,702	-	20,702	-	-
Professional fees	103,734	-	103,734	-	-
Advertising and marketing	46,083	-	46,083	-	-
Development Talent	4,896	-	4,896	-	-
Total Operating Expenses	175,416	-	175,416	-	-

Net Income (Loss)	$(175,416)	$-	$(175,416)	$-	$-

No Assurance Provided - Compilation Engagement Only

OneDoor Studio Entertainment Properties LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

For the Periods Ended June 30, 2022 and December 31, 2021

(Unaudited)

	Series Calculated Sequels	Unallocated	Consolidated
Balance as of December 20, 2021	$-	$-	$-

Net Income (Loss)	-	-	-

Balance as of December 31, 2021	-	-	-

Crowdfunding contributions advance	705,739	-	705,739
Net Income (Loss)	(175,416)	-	(175,416)

Balance as of June 30, 2022	$530,323	$-	$530,323

No Assurance Provided - Compilation Engagement Only

OneDoor Studio Entertainment Properties LLC

STATEMENTS OF CASH FLOWS

For the Periods Ended June 30, 2022 and December 31, 2021

(Unaudited)

	June 30, 2022			December 31, 2021
	Series Calculated Sequels	Unallocated	Consolidated	Unallocated	Consolidated
Cash Flows from Operating Activities
Net Income (Loss)	$(175,416)	$-	$(175,416)	$-	$-
Changes in operating assets and liabilities	-	-	-	-	-
Net cash provided by (used in) operating activities	(175,416)	-	(175,416)	-	-

Cash Flows from Investing Activities
Purchase of motion picture options	(66,325)	-	(66,325)	-	-
Net cash used in investing activities	(66,325)	-	(66,325)	-	-

Cash Flows from Financing Activities
Advances from affiliates	175,416	-	175,416	-	-
Advances from member	66,325	-	66,325	-	-
Capital contribution advances	705,739	-	705,739	-	-
Net cash provided by (used in) financing activities	947,480	-	947,480	-	-
Net change in cash and cash equivalents	705,739	-	705,739	-	-

Cash and cash equivalents at beginning of period	-	-	-	-	-
Cash and cash equivalents at end of period	$705,739	$-	$705,739	$-	$-

No Assurance Provided - Compilation Engagement Only

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

OneDoor Studios Entertainment Properties LLC, (which may be referred to as the “Company”, “we,” “us,” or “our”) develops, produces, and distributes motion pictures. The Company was incorporated in Delaware on December 20, 2021. The Company’s headquarters are in Santa Barbara, California.

OneDoor Studios LLC (“1DS LLC”) is the sole manager of the Company . The Company is the umbrella/parent LLC which will house future series LLCs for each film as they are formed. Each company will maintain its own books and records.

In January 2022, the Company created Series Calculated Sequels as a series of the Company.  In March 2022, the Company and the Manager entered into a Series Agreement setting forth terms specific to the series.  In April 2022, the series was converted from a protected series to a registered series under Delaware law and its name was changed to OneDoor Studios Entertainment Properties LLC Series Calculated Sequels (“SCS”).

The financials presented are reflective of the balances of the Company and its underlying series LLC as of June 30, 2022 and December 31, 2021.

Since inception, the Company has relied on contributions from owners to fund its operations. As of June 30, 2022 the Company has incurred an operating loss and will likely incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from additional capital raises, (See Note 7) and funds from revenue producing activities, if and when such can be realized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

(Unaudited)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

● Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

● Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

● Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurements as of June 30, 2022 and December 31, 2021.

Income Taxes

The Company is taxed as a passthrough entity and is disregarded for federal income tax purposes. No income taxes are levied on the Company, rather such taxes are levied on the individual members. Therefore, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The company is still pre-revenue and has not yet recognized revenue.

Organizational Costs

In accordance with FASB ASC  720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

(Unaudited)

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FILM DEVELOPMENT

Thus far, development costs incurred include the balance due to OneDoor Studios LLC (the Company’s member) for option fees incurred to acquire the motion picture and series rights to the books SIMULATED and ACTIVATED.  These costs are capitalized until the film is ready for amortization, consistent with ASC 926, Entertainment—Films—Other Assets—Film Costs.

NOTE 4 – DUE TO AFFILATE & MEMBER

The Company’s operations were financed by Calculated Development, LLC, an entity owned by One Door Studios LLC.  During the six months ended June 30, 2022 Calculated Development paid for Company expenses totaling $175,416.  Repayment is expected within the next twelve months.

In June 2022, OneDoor Studios Entertainment Properties LLC Series Calculated Sequels purchased the motion picture and series rights to the books SIMULATED and ACTIVATED for $66,325 from OneDoor Studios, LLC.

NOTE 5 – EQUITY

The authorized Units that the Company or its Series has authority to issue consist of such number of Units and such class of Units, which may be common, preferred, profits interest, incentive, performance, or other units, whether voting or nonvoting, as determined by the Manager from time to time.

Company Units

The Company is authorized to sell and issue Company Units. Each “Company Unit” represents a voting interest in the Company and is entitled to (A) allocations of Profits and Losses of the Company and Distributions of Distributable Cash of the Company as declared in accordance with this Agreement, and (B) one (1) vote on all matters to be voted upon by the Member(s) of the Company.

Series Membership Units

Each Series is authorized to sell and issue Membership Units. Each “Membership Unit” represents a voting interest in an applicable Series, and is entitled to (A) allocations of Profits and Losses of such Series and Distributions of Distributable Cash of such Series as declared in accordance with this Agreement and/or the applicable Series Agreement for such Series, and (B) one (1) vote on all matters to be voted upon by such Series’ Voting Member(s).

Series Profits Units

Each Series is authorized to sell and issue Profits Units. Each “Profits Unit” represents a non-voting, solely economic interest in an applicable Series, and is entitled to only allocations of Profits and Losses of such Series and Distributions of Distributable Cash of such Series as declared in accordance with this Agreement and/or the applicable Series Agreement for such Series.

As of June 30, 2022, the Company has issued 1 Company Unit to One Door Studios, LLC and received advances for Class CF SCS series profit units in totaling $705,739 (See Note 7).

As of December 31, 2021, the Company has issued 1 Company Unit to One Door Studios, LLC.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

(Unaudited)

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – SUBSEQUENT EVENTS

Series Creation

In July 2022, the Company created OneDoor Studios Entertainment Properties LLC Series Messiah (“Series Messiah”) and OneDoor Studios Entertainment Properties LLC Series Cyrus (“Series Cyrus”), each as a registered series of the Company.  These two entities had no operations or business activities to the date of Management’s review.

Amendment to the Company’s Limited Liability Company Agreement and the Series Agreement of SCS

In January 2023, the Company amended and restated the Series Agreement of SCS to (1) reclassify its Profits Units issued in its Crowdfunded Offering as Class CF Profits Units of which 9,424.61 of such units are authorized, (2) to create an additional class of Profits Units, Class A Profits Units, and authorize 150,000 of such units and (3) to make certain clarifying amendments to provisions of the Series Agreement.

In January 2023, the Company amended and restated its limited liability company agreement to make certain clarifying amendments.

Crowdfunding Offering

The Company concluded its Crowdfunded Offering of Profit Units in SCS in August 2022 and issued a total of 9,424.61 Profit units.  In total the Company received $895,338, net of fees totaling $47,123.

Regulation A Offering

The Company intends to offer additional Class A Profit Units up to $15,000,000 or 150,000 units pursuant to Regulation A under the Securities Act (the “Regulation A Offering”).

The Company’s Series Regulation A funding offering will be made through the company website, OneDoorStudios.com.

No Class A Profits Units have been issued to date.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2022 AND DECEMBER 31, 2021

(Unaudited)

Management’s Evaluation

Management has evaluated subsequent events through January 6, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of California, on January 18, 2023.

OneDoor Studios Entertainment Properties LLC

a Delaware series limited liability company

By	OneDoor Studios, a Utah limited liability company Its: Manager

	By:	/s/ Jason Brents
	Name:	Jason Brents
	Title:	Manager

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

OneDoor Studios, a Utah limited liability company

By:	/s/ Jason Brents
Name:	Jason Brents
Title:	Manager

Date: January 18, 2023